Exhibit 99.1

Tiziana Life Sciences Plans to Spinout IL-6 Asset into Separate Listed Company

BOSTON, MA, December 2, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies today announced that that it intends to develop its fully human anti-IL-6 receptor (IL-6R) monoclonal antibody, TZLS-501, and related assets (together “TZLS-501”) via a spinout into a separate publicly traded company, to enhance the strategic focus of each company and to drive value for shareholders. Tiziana shareholders at the record date will retain value from TZLS-501 through the distribution in specie of shares in the new TZLS-501 listed entity.

The Company recently announced that it would advance development of TZLS-501, a dual-action IL-6R monoclonal antibody targeting both membrane-bound and soluble forms of IL-6R. This decision was based in part on heightened industry interest in the IL-6 pathway—underscored by Novartis’ recent $1.4 billion acquisition of Tourmaline Bio for its IL-6 inhibitor pacibekitug. The Company considers TZLS-501 as having the potential to be a standalone business. Accordingly, the Company intends to proceed with steps for a publicly listed immunology-focused spin-out company, centered on the IL-6 market. The record date for this proposed transaction will be announced in the coming weeks and the transaction will formally be put to shareholders of Tiziana for approval. TZLS-501 will remain an asset of Tiziana Life Sciences until such time as shareholders formally approve proposals for the spin-out entity.

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences, commented: “The recent Novartis acquisition of Tourmaline Bio for $1.4 billion highlights the tremendous value and strategic importance of IL-6 pathway therapeutics in addressing systemic inflammation and related diseases. Building on our September announcement to advance TZLS-501, we believe now is the ideal time to position this promising asset as a standalone entity. TZLS-501’s unique dual mechanism—blocking IL-6R signaling while reducing circulating IL-6 cytokines—offers significant potential as a monotherapy or in combination with other agents. This spin-out will unlock dedicated resources for its development, while allowing us to maintain focus on intranasal foralumab as our lead program.”

There can be no certainty that the transaction will proceed and any listing will be subject to meeting the required listing criteria.

About TZLS-501

TZLS-501, a fully human mAb, was licensed from Novimmune, SA, (Geneva, CH) in 2017. IL-6 is a cytokine that binds to its receptor subunit IL-6Rα on the cell membrane, and is a major determinant in priming of pathogenic T cells to produce an inflammatory response. The receptor IL-6Rα can be shed in soluble form, sIL6Rα, which binds to circulating IL-6 cytokine in the blood. The downstream signaling from this complex mediates pro-inflammatory effects underlying inflammatory diseases. TZLS-501 acts via a dual mechanism by inhibiting IL-6R signaling and depleting circulating levels of IL-6.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120

[2] https://www.pnas.org/doi/10.1073/pnas.2309221120